Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE COMPANY

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

Thousands of Dollars

	June
	2006	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income	$34,611	$100,178	$86,136	$133,634	$117,245	$201,275
Add: Fixed charges	27,749	54,189	53,528	54,476	54,912	57,276
Earnings as defined	$62,360	$154,367	$139,664	$188,110	$172,157	$258,551

Fixed charges:
Interest charges, excluding AFUDC - debt	$27,609	$54,084	$53,528	$48,304	$47,062	$49,426
Interest component of rent	$140	$105
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	6,172	7,850	7,850
Total fixed charges	$27,749	$54,189	$53,528	$54,476	$54,912	$57,276

Ratio of earnings to fixed charges	2.2	2.8	2.6	3.5	3.1	4.5